

Mail Stop 3030

April 3, 2009

VIA U.S. MAIL

Ms. Jean Hu
Chief Financial Officer and Senior Vice President, Business Development
Conexant Systems, Inc.
4000 MacArthur Boulevard
Newport Beach, CA 92660

> **RE:** **Conexant Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended October 3, 2008**
> **Filed on November 26, 2008**
> **File No. 000-24923**

Dear Ms. Hu:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief